Exhibit (d)(37)(i)

AMENDMENT TO SUB-ADVISORY AGREEMENT
BETWEEN TRANSAMERICA ASSET MANAGEMENT, INC. AND
BLACKROCK INVESTMENT MANAGEMENT, LLC

THIS AMENDMENT is made as of September 30, 2010 to the Sub-Advisory Agreement dated October 3, 2006, as amended (the “Agreement”), between Transamerica Asset Management, Inc. and BlackRock Investment Management, LLC.

In consideration of the mutual covenants contained herein, the parties agree as follows:

The Agreement is hereby revised to delete any references to Transamerica BlackRock Natural Resources, in accordance with the restructuring of the fund. Accordingly, effective, September 30, 2010, Schedule A to the Agreement is hereby replaced as follows:

FUNDS	SUB-ADVISER COMPENSATION*

Transamerica BlackRock Global Allocation	0.44% of the first $100 million of the Fund’s average daily net assets; and 0.32% of the Fund’s average daily net assets in excess of $100 million

Transamerica BlackRock Large Cap Value

0.35% of the first $250 million of the Fund’s average daily net assets; 0.325% of the Fund’s average daily net assets over $250 million up to $750 million; 0.30% of the Fund’s average daily net assets over $750 million up to $1 billion and 0.25% of the Fund’s average daily net assets in excess of $1 billion**

*	As a percentage of average daily net assets on an annual basis.
**	The average daily net assets for the purpose of calculating sub-advisory fees will be determined on a combined basis with the same named fund managed by the sub-adviser for Transamerica Series Trust.

In all other respects, the Agreement is confirmed and remain in full force and effect.

The parties hereto have caused this amendment to be executed as of September 30, 2010.

TRANSAMERICA ASSET MANAGEMENT, INC.

By:	/s/ Christopher A. Staples

Name:	Christopher A. Staples
Title:	Senior Vice President

BLACKROCK INVESTMENT MANAGEMENT, LLC

By:	/s/ Frank Porcelli

Name:	Frank Porcelli
Title:	Managing Director